UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

October 3, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Fisher Investments Institutional Group Stock Fund for Retirement Plans

Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans

Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans

Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed August 2, 2019 for the purpose of forming four new series, the Fisher Investments Institutional Group Stock Fund for Retirement Plans and Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans (the “Stock Funds”), and the Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans and Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans (the “Fixed Income Funds”) (each, a “Fund”).

(1)	Comment: For each Fund, please state if the objective of outperformance of the Benchmark is before or after deduction of fees and expenses. This can be stated in the objective or in the strategy.

Response: The outperformance of the Benchmark is after the deduction of fees and expenses, or stated otherwise, net of fees and expenses. We have stated this in the objective for each Fund.

(2)	Comment: For each Fund, please provide a completed Fee Table and all Exhibits one week prior to effectiveness.

Response: We will file the 485B filing with completed Fee Tables and the remaining Exhibit one week prior to effectiveness.

(3)	Comment: For each Fund, please discuss the Benchmark further in the strategy.

Response: For the Stock Funds we have added the following sentence to the strategies: “The Fund’s Benchmark covers approximately 9,000 securities across large-, mid-, and small-cap segments, and across style and sector segments in 45 developed and emerging markets.” For the Fixed Income Funds, we have added the following sentence to the strategies: “The Funds’ Benchmark tracks the performance of U.S. dollar-denominated, investment grade debt publicly issued in the U.S. domestic market, including U.S. Treasury, quasi-government, corporate, securitized and collateralized securities. Securities in the Benchmark generally are investment grade and have at least 18 months to final maturity at issuance.”

(4)	Comment: For each Fund, please confirm the following with respect to the 0% management fee:
(i)	Is the 0% fee temporary or permanent. If temporary, provide enhanced disclosure.
(ii)	Are there any de minimis fees under 1 basis point that we did not include in Other Expenses.
(iii)	Will the Fund offset any expenses with securities lending.
(iv)	Will the Adviser move client assets to fund the new series.

Response: For each Fund:

(i)	The 0% management fee is permanent.
(ii)	There are no de minimis fees excluded from Other Expenses.
(iii)	The Fund will not engage in securities lending.
(iv)	The Adviser will not move client assets into the new series.

(5)	Comment: With respect to the Stock Funds, please explain in plain English the following language included in the strategy: “Additionally, the Adviser seeks to add value at the security level . . . .”

Response: We have deleted the sentence.

(6)	Comment: For each Fund with an ESG policy, please clarify what external and internal sources are used to evaluate ESG standards, and further clarify ESG standards with respect to what is included.

Response: Each Fund with an ESG policy includes two full paragraphs describing the Adviser’s ESG policy. The first paragraph, we believe, adequately describes the Adviser’s process for including countries and sector/industry allocations for inclusion in the initial prospectus list. The first paragraph further explains that the Adviser seeks to identify securities benefiting from ESG trends. We have not modified this paragraph.

We have revised the second paragraph in each Fund’s ESG disclosure to clarify the sources the Adviser utilizes to create its ESG screens. The second paragraph also specifies what types of categories the Adviser seeks to avoid. The second paragraph of the ESG disclosure now reads as follows:

“Also, the Fund seeks to narrow the security selection universe by applying comprehensive and robust ESG screens without compromising the Adviser’s broader market outlook and themes. The Adviser utilizes external third party ESG research and data which may include human environmental, and labor rights and controversy data. The Adviser uses this information to create business involvement screens to exclude companies with ties to categories such as, but not limited to, cluster munitions or landmines, or those that derive any revenue from nuclear or bio-chemical weapons. Additionally, the Adviser screens companies with significant revenue (generally 5% or greater, though the Adviser may determine in its discretion what it believes is significant depending upon the factor and the company) from adult entertainment, alcohol, weapons or firearms, gambling, genetic engineering and tobacco.”

(7)	Comment: For each Fund with an ESG policy, please clarify what is meant by “significant exposure” to certain categories.

Response: This is addressed in the revisions to the second paragraph of the ESG disclosure, above.

(8)	Comment: With respect to the Stock Funds, please rephrase in plain English the phrase “Performance is regularly decomposed . . .” and explain what “alpha” means in the context of this sentence.

Response: We have revised the sentence in question as follows: “The Adviser analyzes the components of portfolio performance from a country, sector and stock factors perspective to confirm that risk and return are derived from intended sources.”

(9)	Comment: Please confirm that the principal risks are in order of importance and that it is appropriate to have the same first three risks for each Fund.

Response: The principal risks for each Fund are ordered by importance. The top three risks-Management Risk, General Market Risk, and Allocation Risk-are the same for each Fund because we believe those are significant and prominent risks for every Fund, and should not be given a different order of importance for any particular Fund.

(10)	Comment: For the Stock Funds, please describe in the strategy to what extent the Fund will invest in the capitalization ranges discussed in the risks.

Response: We have added the following sentence to the Stock Funds’ strategies: “The Adviser expects that the Fund will be principally invested in large-, mid-, and small-cap stocks consistent with the Adviser’s market outlook.”

(11)	Comment: For each Fund, please add the following disclosure from the “How to Purchase and Redeem Shares” section to the narrative above the Fee Table: “The Funds do not impose a charge on purchases or redemptions. However, if your retirement plan has an agreement with a financial intermediary, you may be charged a fee (which may be a commission) by that intermediary.”

Response: We have added these sentences to the narrative above each Fund’s Fee Table.

(12)	Comment: With respect to the Fixed Income Funds, describe in the strategy the quality of investments in which the Fund can invest and whether it can invest in junk bonds. Also describe the maturity or duration of investments, and if duration is described, include an example.

Response: We have added the following sentence to the Fixed Income Funds’ strategies: “The Fund may invest across a range of maturities, duration and quality, including issues with below investment grade ratings (“junk bonds”).”

(13)	Comment: With respect to the Fixed Income Funds, please disclose if the Fund will invest in below investment grade mortgage or asset-backed securities, and if so, what percentage.

Response: The Fund may invest in below investment grade mortgage or asset-backed securities but expects that this will be under 5% of the Funds’ net assets and therefore we have not included a statement in the prospectus.

(14)	Comment: For each Fund, please add the following disclosure from the “Payments to Broker-Dealers and Other Financial Intermediaries” section to the Fund’s Fee Table, either as a footnote or in the narrative above the Fee Table: “The Funds do not pay a management fee. Retirement plans, plan sponsors and/or plan participants pay a separate fee for the Adviser’s services and also pay fees to record keepers and administrators. If paid from plan assets, these fees will reduce the net return to plan participants but are not reflected in net fund performance.”

Response: We have added this disclosure to the first footnote to each Fee Table.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP